Exhibit 99.32

PRESS RELEASE

Trading Symbol: SVM.TO	March 26, 2008

NORMAL COURSE ISSUER BID

VANCOUVER, British Columbia – March 26, 2008 – Silvercorp Metals Inc..(“Silvercorp”), advises that the Normal Course Issuer Bid announced March 21, 2008 will commence at market open March 28, 2008 and continue until no later than March 27, 2009. Under the Issuer Bid, Silvercorp may on any trading day purchase up to 137,841 shares, being 25% of the average daily trading volume for the most recently completed six calendar months. Silvercorp intends to acquire up to 2,988,029 of its Common Shares over a one year period. Purchases will be made at the discretion of the Directors at prevailing market prices, through the facilities of the TSX. The Company intends to cancel all shares acquired under the issuer bid.

About Silvercorp Metals Inc.
Silvercorp Metals Inc. is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Currently, the Company is operating and developing four Silver-Lead-Zinc mines at the Ying Mining District, Henan Province, owned through its 77.5% and 70% Chinese subsidiary companies, respectively and is also exploring the Nao-Bao Polymetalic Project in Qinghai Province, China.

The Company is on the S&P/TSX Composite Index, the S&P/TSX Global Gold Index, and S&P/TSX Global Mining Index.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, Lorne Waldman, Corporate Secretary. Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca